

November 9, 2011

Via E-Mail
Keith J. Ebling, Esquire
Executive Vice President and General Counsel
Express Scripts, Inc.
One Express Way
St. Louis, Missouri 63121

> **Re:** **Aristotle Holding, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 6, 2011**
> **File No. 333-177187**

Dear Mr. Ebling:

We have reviewed your response dated October 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences, page 139

1. We note your response to comment 1 and reissue the comment. In this regard, we note neither the discussion in the prospectus or the respective legal opinions have opined whether the merger will qualify as an exchange described in Section 351 of the Code. Please revise.

2. We note the proposed revisions on page 140 and the draft legal opinions contain similar language that "to the extent that the discussion [in "Material U.S. Federal Income Tax Consequences"] states legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences," it constitutes respective counsel's legal opinion. Please revise the discussion to clearly identify the legal conclusions upon which counsel is opining. We may have additional comments.

Keith J. Ebling, Esquire
Aristotle Holding, Inc.
November 9, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Krug, Senior Counsel, at (202) 551-3862, Jennifer Riegel, Special Counsel, at (202) 551-3575, Dan Greenspan, Branch Chief, at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan

Jeffrey Riedler
Assistant Director

cc: Marty Akins
    Kenneth Wolff, Esquire